Wolf, Block, Schorr and Solis-Cohen LLP

1650 Arch Street, 22nd Floor

Philadelphia, PA 19103

October 27, 2006

Via EDGAR and Overnight Delivery

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Opinion Research Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 6, 2006
File No. 001-14927

We are counsel to Opinion Research Corporation (the “Company” or “ORC”). This letter responds to the comments in your letter to the Company dated October 18, 2006. The comments in your letter relate to the Company’s amended preliminary proxy statement on Schedule 14A (the “Proxy Statement”) as identified in the caption above. On behalf of the Company, we are filing a second amended preliminary proxy statement (the “Second Amendment”). Copies of the Second Amendment, together with black-lined copies showing changes made in the Second Amendment, are enclosed for your convenience.

We have the following responses to your comments.

1.	We note your response to comment 5 from our letter dated September 27, 2006 and reissue this comment, as it does not appear that you provided the requested disclosure. In this regard, we note that you do not explain why the listed factors support the fairness determination.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure on page 19 of the proxy statement.

2.	We note your response to comment 6 from our letter dated September 27, 2006 that your board of directors was aware of and considered the differing interests of your officers and directors. Please discuss whether your board of directors determined that these matters favored or detracted from the advisability of the proposed merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the proxy statement to provide additional information regarding the board of directors’ determination as to whether differing interests of the Company’s officers and directors in the merger favored or detracted from the advisability of the proposed merger.

3.	We note your response to comment 8 from our letter dated September 27, 2006, including your statement that one of the reasons Janney did not consider the price paid in the 2005 transaction was the passage of time. Janney nevertheless conducted a selected transaction analysis that included in transactions in the business services industry announced in 2000 through 2006. Please disclose, in the filing, why Janney did not include the price that ORC paid to LLR in the 2005 transaction in any of its analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the proxy statement to provide additional information regarding Janney’s decision not to include in its analysis the price the Company paid to repurchase LLR’s ownership interest in the Company.

4.	We note your response to comment 14 from our letter dated September 27, 2006 and we reissue this comment. In this regard, we note that it does not appear that you have revised the first and last sentences of the second paragraph in response to our comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the proxy statement to delete the first, second and fourth sentences of the second paragraph.

* * *

If you have any additional questions or comments, please do not hesitate to contact David Gitlin at (215) 977-2284 or Darrick Mix at (215) 977-2006. Thank you very much.

Sincerely,

/s/ David Gitlin

David Gitlin

For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

cc:     John F. Short

          Douglas L. Cox